January 5, 2010
Ms. Rebekah Blakeley Moore
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander, S.A.
Form 20-F
Filed June 30, 2009
File No. 001-12518
Dear Ms. Moore:
On behalf of Banco Santander, S.A. (“Santander”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 11, 2009 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander.
I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F.
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1. Introduction, basis of presentation of the consolidated financial statements and other information
(b) Events after the balance sheet date, page F-19
1.
We note in your response to prior comment 2 that you felt it was “not necessary to recognize any legal liability” related to these events as “the decision to offer the solution was taken in view of the exceptional circumstances attaching to these events and based on solely commercial reasons” relating to maintaining relationships with your customers. Based on these statements, it appears that these expenses were incurred as a result of your decision to offer these solutions. Therefore, it remains unclear how you concluded that, these events represented a “settlement after the reporting period of a court case that confirms that the entity had a present obligation at the end of the reporting period” (paragraph 9(a) of IAS 10) since you were not legally obligated or court directed to offer solutions to customers. Please provide us with more detailed information about your decision to record a provision for these events as of December 31, 2008 given that you concluded a legal liability was not necessary.

Please see our response to comment #2 below.
2.
Based on the fact that you concluded it was not necessary to record a legal liability as of year-end and that your decision to offer solutions appears to be voluntary based on commercial reasons, it is unclear to us from your response how these events constituted a present obligation at December 31, 2008 as defined in IAS 10. Specifically, it is unclear how the solutions offered to former Lehman customers in February 2009 and former Madoff private banking customers in January 2009 do not qualify as non-adjusting events under paragraph 22(j) of IAS 10. Please provide additional information regarding how you were able to conclude that these events qualified as present legal obligations that required a provision for the estimated cost of resolution as of December 31, 2008.

We set forth below a combined response to comments #1 and #2. However, in order to adequately focus our response, we kindly call the attention of the Staff to the following statement in comment #1 above:
“Therefore, it remains unclear how you concluded that, these events represented a “settlement after the reporting period of a court case that confirms that the entity had a present obligation at the end of the reporting period” (paragraph 9(a) of IAS 10)”
To clarify, we did not intend to conclude that these events represented “a settlement after the reporting period of a court case...” We rather included in our response the following statement in order to support what appears underlined in the same paragraph:
Paragraph 9(a) of IAS 10 establishes that:
“ (a) The settlement after the reporting period of a court case that confirms that the entity had a present obligation at the end of the reporting period. The entity adjusts any previously recognized provision related to this court case, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, or recognizes a new provision. The entity does not merely disclose a contingent liability because the settlement provides additional evidence that would be considered in accordance with paragraph 16 of IAS 37.”
According to IAS 37 (p17), in determining whether a provision should be recognized, the “present obligation” does not need to be a legal obligation; constructive obligations also give rise to provisions if the other two criteria for recognizing provisions in paragraph 14 are met: (1) the occurrence of an outflow of economic benefits is probable and (2) a reliable estimate of the amount of the obligation can be made. If, however, a present obligation existed, but these two criteria were not met, then the item would have been treated as a contingent liability, and would have been disclosed as such unless it was remote.
In our previous response to Staff’s comments, we summarized our conclusion as follows:
“Even though no legal liability was deemed to be necessary as a consequence of the Group’s clients affected by Lehman and Madoff, their explicit disappointment towards the Bank made us believe that it could lead to claims and a significant loss of business. Consequently, the Group recognized as of December 31, 2008 a provision for the estimated cost from resolving the situation and maintaining its good reputation and business relationships with affected clients, to whom due communication of the formerly decided solution occurred prior to the end of February 2009. Hence, prior to the date of issuance of the financial statements (March 23, 2009), the Group considered the issue resolved in virtue of the abovementioned solutions, and a new provision amounting to the cost of the solution needed to be recognized as of the date of the financial statements, in compliance with paragraph 9(a) of IAS 10.”
As described above we believe that the allegations against us both with respect to the Lehman bankruptcy and with respect to the Madoff fraud were without merit and that we would have prevailed in a court of law. However, in the fourth quarter of 2008 we had discussions with most of our customers affected by these two events. As a result of: (1) our assessment of the customer complaints we received whereby our customers’ disappointment was noticed; (2) the solution offered to our customers who had purchased the product Seguro Banif Estructurado, which had as an underlying security a bond issued and guaranteed by Lehman (an exchange offer to replace the Lehman issuer risk with that of Santander’s subsidiaries was announced on November 12, 2008 and closed on December 23, 2008); and (3) the much higher visibility of the Madoff case, we considered that we had raised a reasonable expectation (as indicated in paragraph 20 of IAS 37) for payment on the part of our affected customers at December 31, 2008, and we decided that it was in our best interest to make an offer (due to commercial reasons) to those customers to eliminate both asserted and potential unasserted claims regarding these two events.

Further, although the offers were made in January 2009 (to our private banking customers affected by the Madoff fraud through the Optimal Strategic fund) and in February 2009 (to our remaining customers affected by the Lehman bankruptcy who could not benefit from the first solution announced in November 2008 since that first exchange had been proposed only to buyers of the product Seguro Banif Estructurado), the offers resulted from our discussions with these customers in the latter part of 2008, as explained above. Consequently, considering that both Lehman’s bankruptcy and the Madoff fraud represent past events as defined in IAS 37, as both transpired in 2008, once a determination was made that a present obligation existed and that the other two criteria for recognizing provisions in paragraph 14 were met, we determined that the recognition of an obligation in accordance with IAS 37 was necessary as of December 31, 2008.
In summary, our conclusion is that these past events (produced by the Lehman bankruptcy and the Madoff fraud) qualified as present obligations, though not of a legal nature; that it was probable that an outflow of resources embodying economic benefits would be required to settle the obligation; and a reliable estimate could be made of the amount of the obligation. A provision for the estimated cost of resolution as of December 31, 2008 was therefore required, regardless of whether the solutions offered to customers were made public subsequent to that date.
As a consequence and, as indicated in our response letter dated October 23, 2009, in future filings, we will add the following disclosure (enhanced by the underlined wording with respect to our prior response letter):
“We determined that these events were adjusting events as that term is defined by paragraph 3 of IAS 10, and based on paragraph 14 of IAS37, as they provide evidence of conditions that existed at the end of the reporting period”
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If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at 34-91-289-33-92.
Very truly yours,
/s/ José Antonio Álvarez
José Antonio Álvarez
Chief Financial Officer